Exhibit 99.1

A2Z Smart Technologies Launches Next Generation V2.8 Light Smart Cart

Tel Aviv, Israel / January 17, 2023— A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that it has developed and launched a new Smart Cart model which will extend and complement the Company’s current offerings.

The new Version 2.8 has been developed after consultation with major retailers around the world, predominately in the European and Asian markets.

“Given our significant discussions with retailers around the world, it was pointed out that while our initial Smart Cart was perfect for the larger stores, a smaller version would be very suitable for some of the smaller sized stores. As most of the major retailers have stores of varying scale, we took their input on board and are delighted to launch the new V2.8 which is lighter and opens up a much bigger market for our smart cart offerings”, said Rafi Yam, Chief Executive Officer of Cust2Mate

The new V2.8 is a lighter model and comes in 180 litre and 75 litre sizes. This allows our product offering to now be used in stores of all sizes from hypermarket right down to convenience stores, and in a variety of retail fields from groceries and supermarkets to drugstores and duty free shops.

The new versions carry the same touch screens and all the security features as their big brother.

This brings the suite of smart carts on offer now to four, ranging from 270 litre down to 75 litre carts which make it the most comprehensive offering in the market.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

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